UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Ivanhoe Mines Ltd.

(Name of Issuer)

Common Shares, without par value

(Title of class of securities)

46579N

(CUSIP Number)

Ben Mathews Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom +44 (0) 20 7781 2058

(Name, Address and Telephone Number of Person Authorised to Receive Notices and Communications)

with copy to: Thomas B. Shropshire, Jr. Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom +44 (0) 20 7456 3223 April 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46579N

1	NAME OF REPORTING PERSON. Rio Tinto plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANISATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 377,397,658 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 377,397,658 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 377,397,658 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0 per cent (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No.	46579N

1	NAME OF REPORTING PERSON. Rio Tinto International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANISATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 377,397,658 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 377,397,658 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 377,397,658 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0 per cent (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No.	46579N

1	NAME OF REPORTING PERSON. 7999674 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANISATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 377,397,658 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 377,397,658 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 377,397,658 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0 per cent (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer

This Amendment No. 16 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”, and together with Rio Tinto and 7999674 Canada Inc., the “Rio Tinto Companies”) on November 3, 2006, and amended on September 12, 2007, October 26, 2007, January 7, 2008, April 10, 2008, October 30, 2009, March 4, 2010, July 7, 2010, September 13, 2010, December 14, 2010, February 4, 2011, June 28, 2011, August 24, 2011, September 27, 2011, December 12, 2011 and January 26, 2012 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information in Item 6 is hereby incorporated by reference in this Item 4.

The Company is a subsidiary of the Rio Tinto group and an affiliate of the other filing parties. As a result of the facts and arrangements discussed in this Schedule 13D, the Rio Tinto group has the ability to exercise a high degree of control over the Company and its subsidiaries and interests, as well as their respective assets. As disclosed in this Schedule 13D, the Rio Tinto group also has the right and ability, inter alia, to appoint more than a majority of the members of the board of directors of the Company (the “Board”).

Therefore, depending upon its assessment of the Company’s business, prospects and financial condition, the market for the Company’s securities, general economic and tax conditions, and other factors, the Rio Tinto group reserves its right to take any action in respect of its investment in the Company as it deems appropriate and is permissible, including engaging in or approving an acquisition or disposition of the Company’s securities, an extraordinary corporate transaction involving the Company or any of its subsidiaries or a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, making changes to the Company’s organizational documents, or making proposals to the Company, alone or jointly with a third party, concerning the long-term structure of its existing investment or other changes to the capitalization, ownership structure or operations of the Company.

As disclosed previously, RTIH has confirmed to The Government of Mongolia that it will not sell or transfer to a person controlled by a foreign government any shares it may from time to time hold in the Company, OT LLC or another subsidiary of the Company that is a direct or indirect shareholder of OT LLC without the consent of The Government of Mongolia.

Except as otherwise set forth in Item 4 of the Schedule 13D, as amended hereby, none of the Rio Tinto Companies has any present plan or proposal that would relate to, or result in, any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Rio Tinto Companies reserve their rights in full to change their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D as they deem appropriate.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The responses of the Rio Tinto Companies to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

Each of the Rio Tinto Companies is deemed to beneficially own 377,397,658 Shares which represents 51.0 per cent of the Company’s outstanding Shares on a fully diluted basis.

In connection with the transactions contemplated by the Memorandum of Agreement (as defined below), Rio Tinto will beneficially own the number of Shares as set out below, in each of the following circumstances:

(i)	Full Exercise of Rights by Shareholders

Assuming Rio Tinto and the other holders of rights under the rights offering exercise their rights in full and the standby commitment is not utilized, Rio Tinto would acquire 109,901,784 Shares under the rights offering and, following the closing of the rights offering, would beneficially own 487,299,442 Shares, representing approximately 51 per cent of the then outstanding Shares. This would be the same percentage of outstanding Shares that Rio Tinto currently owns.

If Rio Tinto were to elect to fully invest the standby commitment fee in standby commitment fee shares at the closing of the rights offering and using the TSX 5-day VWAP (as defined below) as at the date of the Memorandum of Agreement as a proxy for the subscription price for these shares, Rio Tinto would acquire (or have the right to acquire upon conversion of standby commitment fee shares issued as non-voting convertible preferred shares) an additional 5,600,436 Shares. In addition, if Rio Tinto were fully to exercise the Series D Warrants (as defined in Item 6) adjusted in accordance with their terms following the closing of the rights offering, Rio Tinto would acquire an additional 71,016,523 Shares. Assuming Rio Tinto was to acquire the maximum number of Shares issuable under each of these rights, following such issuances, Rio Tinto would beneficially own 563,916,400 Shares representing approximately 54.6 per cent of the then outstanding Shares.

(ii)	No Exercise of Rights by Shareholders

Assuming none of the holders of rights under the rights offering exercise their rights and the standby commitment is utilized in full, Rio Tinto would acquire 215,827,338 Shares under the rights offering and, following the closing of the rights offering, would beneficially own 593,224,996 Shares representing approximately 62.0 per cent of the then outstanding Shares.

If Rio Tinto were fully to elect to invest the standby commitment fee in standby commitment fee shares at the closing of the rights offering, Rio Tinto would acquire (or have the right to acquire upon conversion of standby commitment fee shares issued as non-voting convertible preferred shares) an additional 5,600,436 Shares. In addition, if Rio Tinto were fully to exercise the Series D Warrants adjusted in accordance with their terms following the closing of the rights offering, Rio Tinto would acquire an additional 71,016,523 Shares. Assuming Rio Tinto was to acquire the maximum number of Shares issuable under each of these rights, following such issuances, Rio Tinto would beneficially own 669,841,955 Shares representing approximately 64.8 per cent of the then outstanding Shares.

The number Shares and the percentage of the total outstanding Shares stated above are based on (i) the number of Shares outstanding immediately prior to the record date for the rights offering being 741,141,128; (ii) the applicable adjustment being made to the number of Shares issuable upon exercise of the Series D Warrants as a result of the rights offering; and (iii) the 5-day VWAP of the Shares immediately before the date of issue of the standby commitment fee shares is assumed to be US$12.86 per share being the five day volume weighted average price (“VWAP”) of the Shares on the Toronto Stock Exchange (“TSX”) as at April 16, 2012 (the “TSX 5-day VWAP”).

In addition, the Shares deemed beneficially owned by each of the Rio Tinto Companies with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any other Shares which they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best respective knowledge of the Rio Tinto Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Rio Tinto Companies.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Item 4 is hereby incorporated by reference in this Item 6.

On April 17, 2012, Rio Tinto, together with its affiliate Rio Tinto South East Asia Limited (the “Rio Tinto Funding Company”), entered into a memorandum of agreement (including all schedules attached thereto, the “Memorandum of Agreement”) with the Company. The description of the Memorandum of Agreement contained herein is qualified in its entirety by reference to Exhibit N, which is incorporated herein by reference.

Under the Memorandum of Agreement, Rio Tinto and the Company have agreed to a comprehensive financing plan (the “Comprehensive Financing Plan”) that is intended to address the total funding needs of the Company (with the primary focus being the OT Project). The principal components of the Comprehensive Financing Plan are:

(i)	an anticipated US$3 to 4 billion project financing for the OT Project (“OT Project Financing”) to be provided by third party lenders;

(ii)	a rights offering by the Company for gross proceeds of US$1.8 billion of additional equity supported by a standby commitment for the full amount from Rio Tinto or another member of the Rio Tinto group;

(iii)	in addition to the US$1.8 billion Interim Funding Facility, the provision by the Rio Tinto Funding Company or another member of the Rio Tinto group of a US$1.5 billion Bridge Facility; and

(iv)	the provision by a member of the Rio Tinto group of a Completion Support Agreement for the OT Project Financing.

The total amount of items (i) and (ii) of the Comprehensive Financing Plan is intended to be sufficient fully to repay the Interim Funding Facility and the Bridge Facility and to fully fund the remaining costs required to complete the OT Project, including the costs of a power plant and with a suitable allowance for contingencies.

New Rights Offering

Pursuant to the Memorandum of Agreement, the Company has agreed to conduct a rights offering (“New Rights Offering”) to holders of outstanding Shares of rights to subscribe for Shares (the “NRO Rights”) on terms substantially similar to those described in the Company’s final short form prospectus and registration statement dated December 16, 2010, as modified by the following:

(i)	The Company will issue that number of NRO Rights sufficient to generate an amount of gross subscription proceeds (the “NRO Gross Proceeds”) of US$1.8 billion.

(ii)	The subscription price (the “NRO Subscription Price”) for each Share to be issued under the New Rights Offering will be US$8.34.

(iii)	For each Share held on the record date, a holder will receive one NRO Right.

(iv)	For each NRO Right held, the holder will be entitled to subscribe for a fractional number of Shares (the “Basic Subscription Privilege”) equal to (x) divided by (y) divided by (z), where: (x) equals the NRO Gross Proceeds; (y) equals the NRO Subscription Price; and (z) equals the number of outstanding Shares on the business day immediately preceding the date of the final prospectus.

(v)	Each holder of NRO Rights who has fully exercised such holder’s NRO Rights will also be entitled to subscribe for a number of additional Shares (the “Additional Subscription Privilege”) equal to the lesser of (A) the number of additional Shares subscribed for by the holder under the Additional Subscription Privilege and (B) the result of (x) multiplied by (y) divided by (z), where: (x) equals to the total number of Shares not subscribed for under the Basic Subscription Privilege; (y) equals the number of NRO Rights exercised by such holder; and (z) equals the total number of NRO Rights exercised by all holders of NRO Rights that have subscribed for Shares under the Additional Subscription Privilege.

(vi)	Where a holder’s exercise of NRO Rights would otherwise entitle such holder to fractional Shares, such holder’s entitlement will be reduced to the next lowest whole number of Shares. The Company will not be required to issue fractional Shares or to pay cash in lieu thereof.

(vii)	The New Rights Offering will not be subject to a minimum subscription condition or any other condition other than the mechanical conditions applicable to holders of NRO Rights respecting the exercise of their NRO Rights that are customary in rights offerings conducted by issuers having securities listed on the TSX.

Standby Commitment

Pursuant to the Memorandum of Agreement, and subject to satisfaction of the conditions under Section 12 therein, Rio Tinto has agreed to support the New Rights Offering by subscribing for, or causing one or more members of the Rio Tinto group to subscribe for, at the NRO Subscription Price on the closing date of the New Rights Offering (the “NRO Closing Date”), such number of Shares (the “Standby Shares”) equal to (x) minus (y), where: (x) equals the number of Shares determined by dividing the NRO Gross Proceeds by the NRO Subscription Price; and (y) equals the number of Shares subscribed under the New Rights Offering by holders of NRO Rights, including any member of the Rio Tinto group, pursuant to the Basic Subscription Privilege and Additional Subscription Privilege (collectively, the “Standby Commitment”).

In consideration of the Standby Commitment, the Company has agreed to pay to Rio Tinto a standby commitment fee (the “Standby Commitment Fee”) of US$72 million (equal to four per cent of the NRO Gross Proceeds) on the NRO Closing Date, subject to the conditions under Section 12 of the Memorandum of Agreement having been satisfied or waived.

Rio Tinto may, in its sole discretion, provide the Company with written notice no later than two business days prior to the NRO Closing Date, that the recipient of the Standby Commitment Fee elects to reinvest all or part of the Standby Commitment Fee in (i) Shares and/or (ii) non-voting convertible preferred shares, the terms and conditions of which are set forth in Schedule C to the Memorandum of Agreement, and the Company will issue to Rio Tinto, or such other member of the Rio Tinto group as Rio Tinto may direct, such Shares and/or non-voting convertible preferred shares, as applicable (the “Additional Subscribed Shares”), on the NRO Closing Date. The issue price per Additional Subscribed Share will be the equal to the volume weighted average price (“VWAP”) of the Shares on the TSX on the five trading days immediately preceding the date of issue of such Additional Subscribed Shares.

Rio Tinto may at any time upon written notice to Ivanhoe irrevocably waive its entitlement to elect to reinvest all or part of the Standby Commitment Fee in Additional Subscribed Shares.

OT Project Financing

Pursuant to the Memorandum of Agreement, Rio Tinto and the Company have agreed to amend the December 2010 Heads of Agreement, previously filed as Exhibit I hereto, as follows:

(i)	Rio Tinto and the Company agree to act together diligently and in good faith to negotiate a comprehensive project financing for the OT Project acceptable to both the Company and Rio Tinto, each acting reasonably (the “OT Project Financing”). The parties acknowledge that the estimated total amount of the OT Project Financing is approximately US$3 to 4 billion.

(ii)	Notwithstanding (i), the Rio Tinto Funding Company or another member of the Rio Tinto group designated by the Rio Tinto Funding Company may, subject to the December 2010 Heads of Agreement, advance senior loans to OT LLC in lieu of or in addition to the OT Project Financing (provided that such loans are on terms that are arm’s length and no less favourable to OT LLC than senior loans that could be obtained from international financial institutions or commercial banks).

(iii)	Rio Tinto and the Company agree that it is the goal of the parties to have the OT Project Financing in place by December 31, 2012.

(iv)	Rio Tinto and the Company agree that the negotiating team for the OT Project Financing will be comprised of members of the new senior management of the Company and designated Rio Tinto resources as determined by the Rio Tinto Treasurer (the “Lead Negotiator”), and that the Lead Negotiator will have the exclusive authority to direct all aspects of the negotiation of the day-to-day management of the OT Project Financing.

Completion Support Agreement

Subject to (a) the OT Project Finance lenders responding with improvements to the terms of the OT Project Financing reasonably satisfactory to Rio Tinto, (b) Rio Tinto being reasonably satisfied at the OT Project Financing closing date that the OT Project (including a power plant) is fully financed (including a reasonable provision for contingencies), and (c) on the OT Project Financing closing date, there being no event of default (or event that has occurred that, with the giving of notice or the lapse of time, or both, would constitute an event of default) under either the OT Interim Funding Agreement or the OT Bridge Funding Agreement, the Rio Tinto Funding Company agrees that it will arrange for a member of the Rio Tinto group that benefits from the credit rating of Rio Tinto plc and/or Rio Tinto Limited (the “Rio Tinto Supporter”), and the Company agrees, to enter into a completion support agreement (the “Completion Support Agreement”) containing the terms and conditions set forth in Schedule D to the Memorandum of Agreement.

In consideration of a member of the Rio Tinto group entering into the Completion Support Agreement, the Company agrees to pay to such member or another member of the Rio Tinto group as such member may direct, on the OT Project Financing closing date and each anniversary of such date thereafter (a “Completion Fee Payment Date”) until the date the Company’s sponsor debt service undertaking is released in accordance with the terms and conditions of the OT Project Financing), a completion support agreement fee (the “Completion Support Agreement Fee”) of 2.5 per cent per annum payable annually, in advance, on the amount of debt that is projected as the aggregate average of the debt that will be outstanding under the OT Project Financing at each calendar month end during the 12-month period following the applicable Completion Fee Payment Date and subject to a debt service undertaking of the Company as calculated in accordance with the terms of the Completion Support Agreement.

Bridge Facility

Pursuant to the Memorandum of Agreement, the Rio Tinto Funding Company has agreed to provide, and the Company has agreed to accept, a US$1.5 billion bridge facility on the terms and conditions set forth in the OT Bridge Funding Agreement, attached as Schedule E to the Memorandum of Agreement.

Interim Funding Facility

Pursuant to the Memorandum of Agreement, Rio Tinto and the Company have agreed without prejudice to any future event of default under the OT Interim Funding Agreement, attached as Schedule D to the December 2010 Heads of Agreement previously filed as Exhibit I hereto, that no event of default exists or will be deemed to have existed under the OT Interim Funding Agreement on or prior to the date of the Memorandum of Agreement in respect of (i) any lack of funding to the OT Project, (ii) any immaterial default of which Rio Tinto has no knowledge, or (iii) any other matter of which Rio Tinto has knowledge. Rio Tinto and the Company also agree that the OT Interim Funding Agreement shall be amended on the terms and conditions set forth in Schedule F to the Memorandum of Agreement and the Private Placement Agreement and the December 2010 Heads of Agreement shall be amended on the terms and conditions set forth in Schedule G to the Memorandum of Agreement.

Board Changes

Pursuant to the Memorandum of Agreement, at all times, the Board will consist of at least thirteen directors.

Concurrently with the execution of the Memorandum of Agreement, the incumbent Board:

(i)	resolved to reduce the size of the Board to thirteen directors and fix the quorum required for the transaction of business at a meeting of the Board as a majority of the number of directors elected or appointed and in office immediately before the applicable meeting;

(ii)	delivered and accepted letters executed by each of Robert M Friedman, Edward Flood, Dr. Markus Faber, David Korbin, Livia Mahler, Tracy Stevenson and Dan Westbrook (collectively, the “Incumbent Directors”) effecting the immediate resignation of the Incumbent Directors as directors of the Company;

(iii)	appointed Michael Gordon as interim Chairperson of the Board;

(iv)	approved an amendment to the Charter of the Nominating and Corporate Governance Committee (the “Governance Committee”) of the Board to provide that a majority of the members of the Governance Committee must be independent directors and no member of the Governance Committee may be an officer of the Company;

(v)	reconstituted the Governance Committee with Andrew Harding, Robert Holland and David Huberman;

(vi)	disbanded the Office of the Chairman; and

(vii)	resolved that from and after the date of the Memorandum of Agreement there will be no requirement that members of the Board own any Shares.

Concurrently with the resignation of the Incumbent Directors Rio Tinto and the Company exchanged mutual releases with each of the Incumbent Directors and the other directors (the “Remaining Directors”) that constituted the Board immediately prior to the date of the Memorandum of Agreement.

Immediately following the resignation of the Incumbent Directors, Rio Tinto will nominate six nominee directors to the Board (the “New Directors”) to fill the vacant positions left by the resignations of the Incumbent Directors (after taking into account the decrease in the size of the Board from fourteen to thirteen) to be reviewed by the Governance Committee within five business days following the date of the Memorandum of Agreement. Upon the approval of the recommendation of the Governance Committee, the Board will immediately appoint the New Directors to the Board.

Rio Tinto and the Company have agreed to amend the December 2010 Heads of Agreement, previously filed as Exhibit I hereto, as follows:

(i)	Until the earlier of January 18, 2014 and the date the Company ceases to be a “reporting issuer” or its equivalent under the securities laws of any province or territory of Canada:

(a)	Robert M Friedland may, conditional upon continuing to own at least 10 per cent of the outstanding Shares, select two directors (of which at least one must be an independent director) from the Incumbent Directors (other than himself and each acceptable to Rio Tinto), each a “RMF Nominee”, and each of Rio Tinto and its affiliates will exercise its respective voting power to vote in favour of such directors from time to time; and

(b)	subject to the foregoing condition, if a RMF Nominee resigns as, or ceases to be, a director of the Company, Robert M Friedland shall have the right to select a replacement director from among the remaining RMF Nominees or, if there is no remaining RMF Nominee who is able and willing to be a director of the Company at such time, any other qualified individual who is an independent director and acceptable to Rio Tinto and the Board, to fill any such vacancy and the Board shall take all necessary steps to appoint such RMF Nominee or individual, as the case may be, as a director of the Company.

(ii)	From the appointment of the New Directors until the earlier of January 18, 2014 and the date the Company ceases to be a “reporting issuer” or its equivalent under the securities laws of any province or territory of Canada, a majority of the directors on the Board will be independent directors.

Management Changes

Concurrently with the execution of the Memorandum of Agreement, the incumbent Board obtained and accepted letters executed by each of Robert M Friedland (Chief Executive Officer), Tony Giardini (Chief Financial Officer), John Macken (President), Sam Riggall (Executive Vice President, Business Development and Strategic Planning) and Peter Meredith (Deputy Chairman) (each an “Incumbent Senior Officer” and collectively, the “Incumbent Senior Management”) effecting the resignation of the Incumbent Senior Management from their respective offices at the Company and each of its subsidiaries.

Concurrently with the resignation of the Incumbent Senior Management:

(iii)	Rio Tinto and the Company exchanged mutual releases with each Incumbent Senior Officer;

(iv)	the Remaining Directors appointed Kay Priestly and Catherine Barone to act as interim Chief Executive Officer and interim Chief Financial Officer of the Company, respectively, until the New Ivanhoe CEO and New Ivanhoe CFO are appointed; and

(v)	the Company provided each such Incumbent Senior Officer with the severance compensation amounts and benefits indicated adjacent to such Incumbent Senior Officers named in Schedule M to the Memorandum of Agreement.

Immediately following the resignation or termination of the Incumbent Senior Management, Rio Tinto will nominate a new Chief Executive Officer (the “New Ivanhoe CEO”) and a new Chief Financial Officer (the “New Ivanhoe CFO” and, together with the New Ivanhoe CEO, the “New Ivanhoe Senior Management”) of the Company to replace the interim Chief Executive Officer and interim Chief Financial Officer of the Company and to be reviewed by the Governance Committee within five business days following the date of the Memorandum of Agreement. Upon the approval of the recommendation of the Governance Committee, the Board will immediately appoint the New Ivanhoe Senior Management. Immediately following the appointment of the New Ivanhoe CEO, the Board will pass a revocable directors resolution granting the New Ivanhoe CEO the authority to determine officer and manager positions at the Company and directors, officer and manager positions at the subsidiaries of the Company, provided that the Company’s directors on the board of directors of OT LLC will be determined by the New Ivanhoe CEO and the Board.

Series D Warrants

Pursuant to the Memorandum of Agreement, on the date of the filing of the preliminary prospectus for the New Rights Offering, Rio Tinto will subscribe for and purchase and the Company will issue and sell to Rio Tinto non-transferable share purchase warrants (the “Series D Warrants”), exercisable to purchase an additional 55,000,000 Shares in consideration for a subscription price of US$1,000 in cash. The Series D Warrants are subject to the terms and conditions set forth in the certificate attached as Schedule D to the Memorandum of Agreement, including as follows:

(i)	Subject to adjustment in accordance with the terms of the Series D Warrant certificate, each Series D Warrant will be exercisable to purchase one Share at a price of US$12.79 at any time and from time to time during the period commencing on the date of the filing of the preliminary prospectus and ending on the third anniversary of such date.

(ii)	The Series D Warrants shall be non-transferable except that all or part of the Series D Warrants may be assigned by Rio Tinto and its affiliates to one or more members of the Rio Tinto group.

(iii)	Any Series D Warrants that remain unexercised on the third anniversary of the date of the preliminary prospectus will immediately expire and be null and void.

(iv)	The number and exercise price of the Series D Warrants will be adjusted in accordance with their terms to take into account the New Rights Offering.

Anti-Dilution Subscription Right

Pursuant to the Memorandum of Agreement, on the NRO Closing Date of New Rights Offering, Rio Tinto will subscribe for and purchase and the Company will issue and sell to Rio Tinto a non-transferable subscription right (the “Anti-Dilution Subscription Right”), exercisable to subscribe for Shares in consideration for a subscription price of Cdn$1,000 in cash. The Anti-Dilution Subscription Rights are subject to the terms and conditions set forth in the certificate attached as Schedule I to the Memorandum of Agreement, including as follows:

(i)	The Anti-Dilution Subscription Right applies only with respect to any dilution to the Rio Tinto group’s ownership position in the Company as a result of the exercise of any previously exercised stock options or existing stock options and will be exercisable from the closing date until the twentieth business day following notice by the Company to Rio Tinto of the exercise or expiry of the last outstanding existing stock option. The price per Share under the Anti-Dilution Subscription Right will be the volume weighted average price of the Shares on the TSX on the five trading days immediately before the applicable date of exercise.

(ii)	The Anti-Dilution Subscription Right shall be non-transferable except that all or part of the Anti-Dilution Subscription Right may be assigned by Rio Tinto and its affiliates to one or more members of the Rio Tinto group.

(iii)	Rio Tinto and the Company agreed that under no circumstances will the Anti-Dilution Subscription Right entitle the Rio Tinto group to acquire, in any six-month period, pursuant to the Anti-Dilution Subscription Right, a number of Shares representing more than ten per cent of the number of Shares outstanding as of the beginning of any such six-month period.

Covenants

Pursuant to the Memorandum of Agreement, the Company covenants and agrees to the following:

(i)	each of the covenants of the Company contained in December 2010 Heads of Agreement, the Governance Agreements, the Interim Funding Agreement and the OT Bridge Funding Agreement will, upon execution of the Completion Support Agreement, continue in full force and effect for the benefit of the Rio Tinto Supporter until the obligation of the Rio Tinto Supporter to provide support under the Completion Support Agreement is terminated in its entirety, other than those covenants which the Rio Tinto Supporter determines (in its sole discretion) (i) are no longer necessary at such time or (ii) are otherwise incompatible with the terms and conditions of the OT Project Financing;

(ii)	from and after the date of this Agreement, the Company will not, without obtaining the prior written consent of Rio Tinto, authorize, approve, agree to issue, award or grant, or award, grant or issue any equity incentive securities or equity compensation securities in favour of any directors, officers, employees or service providers of the Company or any of its subsidiaries, other than the issuance of Shares upon the exercise of any existing sock options;

(iii)	until the NRO Closing Date or the termination of the New Rights Offering and except as expressly permitted by the Memorandum of Agreement and the transactions contemplated therein and those transactions entered into and disclosed by the Company as at the date of the Memorandum of Agreement, neither the Company nor any of its Subsidiaries shall, without obtaining the prior written consent of Rio Tinto (i) offer, sell, or issue any Shares, convertible securities or other securities to any person; (ii) sell, transfer or otherwise dispose of any assets; or (iii) enter into any other transaction outside the ordinary course of business; and

(iv)	the Company will include in the Proxy Circular for the 2012 AGM the necessary shareholder resolution to effect the change of the Company’s name and a recommendation of the Board to holders of Shares to vote such Shares at the 2012 AGM in favour of the name change, solicit proxies in favour of shareholder approval of the name change, and, upon obtaining the required shareholder approval, take all necessary steps to effect such name change.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

A	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited and 7999674 Canada Inc.

B	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

*	Filed as an exhibit to the original Schedule 13D on November 3, 2006.

Exhibit Number	Description

C	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited*

D	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

E	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

F	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

G	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

H	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

I	Heads of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010****

J	Agreement between RTIH and the Government of Mongolia dated June 8, 2011*****

K	Press Release dated August 24, 2011******

L	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated January 18, 2012*******

M	Press Release dated January 24, 2012*******

N	Memorandum of Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated April 17, 2012

**	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
***	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
****	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2010.
*****	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.
******	Filed as an exhibit to the amended Schedule 13D on August 24, 2011.
*******	Filed as an exhibit to the amended Schedule 13 D on January 26, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2012

Rio Tinto plc

By:	/s/ Ben Mathews
Signature

Ben Mathews / Company Secretary
Name/Title

Rio Tinto International Holdings Limited

By:	/s/ Ben Mathews
Signature

Ben Mathews / Director
Name/Title

7999674 Canada Inc.

By:	/s/ Ben Mathews
Signature

Ben Mathews / Assistant Corporate Secretary
Name/Title

SCHEDULE A

The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:

Rio Tinto plc

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors
Jan du Plessis	Chairman of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Tom Albanese	Chief Executive of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Guy Elliott	Finance Director of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Sam Walsh	Chief Executive of the Iron Ore Group	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Robert Brown	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Vivienne Cox	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Mike Fitzpatrick	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Ann Godbehere	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada and United Kingdom

Richard Goodmanson	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Andrew Gould	Chairman and Chief Executive Officer of Schlumberger Ltd.	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Lord Kerr	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Christopher Lynch	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Name	Present Principal Occupation	Business Address	Citizenship
Paul Tellier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

John Varley	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Executive Officers

Hugo Bagué	Group Executive, People and Organisation	2 Eastbourne Terrace London W2 6LG United Kingdom	Belgium

Preston Chiaro	Group Executive, Technology & Innovation	4700 Daybreak Parkway South Jordan, Utah 84095 United States	United States of America

Bret Clayton	Group Executive, Business Support and Operations	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Jacynthe Coté	Chief Executive of Rio Tinto Alcan	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada

Andrew Harding	Chief Executive of Rio Tinto Copper	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Harry Kenyon-Slaney	Chief Executive of Rio Tinto Diamonds & Minerals	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Doug Ritchie	Chief Executive of Rio Tinto Energy	3 West Tower 410 Ann Street Brisbane, QLD 4000 Australia	Australia

Debra Valentine	Group Executive, Legal and External Affairs	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Rio Tinto International Holdings Limited

Directors and Executive Officer

Directors
Dan Larsen	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Ulf Quellmann	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Germany

Name	Present Principal Occupation	Business Address	Citizenship
Ben Mathews	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Executive Officer

Matthew Whyte	Secretary	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

7999674 Canada Inc.

Directors and Executive Officer

Directors

Jocelin Paradis	Director	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

Julie Parent	Director	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

Executive Officer

Jocelin Paradis	President	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

Lawrence Tal	Vice President	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Brett Salt	Vice President	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Julie Parent	Corporate Secretary	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

Ben Mathews	Assistant Corporate Secretary	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Matthew Whyte	Assistant Corporate Secretary	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

EXHIBIT INDEX

Exhibit Number	Description

A	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited and 7999674 Canada Inc.

B	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

C	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited*

D	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

E	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

F	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

G	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

H	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

I	Heads of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010****

J	Agreement between RTIH and the Government of Mongolia dated June 8, 2011*****

K	Press Release dated August 24, 2011******

L	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated January 18, 2012*******

M	Press Release dated January 24, 2012*******

N	Memorandum of Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated April 17, 2012

*	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
**	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
***	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
****	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2011.
*****	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.
******	Filed as an exhibit to the amended Schedule 13D on August 24, 2011.
*******	Filed as an exhibit to the amended Schedule 13D on January 26, 2012.